                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------     ----------

                         COMMISSION FILE NUMBER: 1-14987


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      TOO, INC. SAVINGS AND RETIREMENT PLAN


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    TOO, INC.
                                3885 MORSE ROAD,
                              COLUMBUS, OHIO 43219

                      TOO, INC. SAVINGS AND RETIREMENT PLAN
                   REPORT ON AUDIT OF FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE
             AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 1999



                                    CONTENTS

Report of Independent Auditor..................................................2

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits.................................3

Statement of Changes in Net Assets Available for Benefits......................4

Notes to Financial Statements..................................................5

SUPPLEMENTARY SCHEDULE

Schedule of Assets Held for Investment Purposes...............................11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:


We have audited the accompanying statement of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the period October 1, 1999 (effective date) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the period October 1, 1999 (effective date) to December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Earman and Roepcke


Columbus, Ohio,
June 15, 2000

                      TOO, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1999



                                                                           1999
                                                                       -----------
ASSETS:
Investments                                                            $17,604,940

Receivable for contributions:
     Employer                                                            1,146,518
     Participants                                                           63,051
                                                                       -----------

         Total contributions receivable                                  1,209,569
                                                                       -----------

Accrued interest and dividends                                                 376
                                                                       -----------

     Total assets                                                       18,814,885
                                                                       -----------

LIABILITIES:

Administrative fees payable                                                  2,252
Due to brokers                                                              26,057
                                                                       -----------

     Total liabilities                                                      28,309
                                                                       -----------

NET ASSETS AVAILABLE FOR BENEFITS                                      $18,786,576
                                                                       ===========

    The accompanying notes are an integral part of the financial statements.

                      TOO, INC. SAVINGS AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      FOR THE PERIOD OCTOBER 1, 1999 (EFFECTIVE DATE) TO DECEMBER 31, 1999




                                                                                      1999
                                                                                  -----------
ADDITIONS:

Investment Income:
     Net appreciation in fair value of investments                                $ 1,649,348
     Mutual funds earnings                                                            256,431
     Dividends                                                                         13,597
     Common collective trusts earnings                                                  1,024
                                                                                  -----------

         Total investment income                                                    1,920,400
                                                                                  -----------

Contributions:
     Employer                                                                       1,223,562
     Participants                                                                     184,881
                                                                                  -----------

         Total contributions                                                        1,408,443
                                                                                  -----------

         Total additions                                                            3,328,843
                                                                                  -----------

DEDUCTIONS:

     Distributions to participants                                                    441,527
     Administrative expenses                                                            4,574
                                                                                  -----------

         Total deductions                                                             446,101
                                                                                  -----------

Net increase prior to transfers                                                     2,882,742

Transfer of net assets available for benefits from The Limited, Inc.
         Savings and Retirement Plan                                               15,903,834
                                                                                  -----------

Net increase                                                                       18,786,576

Net assets available for plan benefits:

     Beginning of period                                                                   --
                                                                                  -----------

     End of period                                                                $18,786,576
                                                                                  ===========

    The accompanying notes are an integral part of the financial statements.

                      TOO, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF THE PLAN

         General

         The Too, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all employees of Too, Inc. (the "Employer", the "Company", or "Too") who meet certain eligibility requirements. Associates who are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment are eligible to participate in the Plan.

         Prior to the Spin-off, the Company was a wholly owned subsidiary of The Limited, Inc. ("The Limited") with the Company's eligible employees participating in The Limited, Inc. Savings and Retirement Plan (the "The Limited Plan"). Effective August 23, 1999, the Limited distributed to its shareholders its ownership interest in Too (the "Spin-off") and entered into certain transition service agreements with the Company. Effective October 1, 1999, the Company established the Too, Inc. Savings and Retirement Plan. Subsequent to October 1, 1999, the net assets available for benefits allocated to Too associates under The Limited Plan were transferred to the Plan.

         Effective August 23, 1999, the date of Spin-off, no further participant contributions were made to The Limited, Inc. Stock Fund. The Plan will continue to maintain a separate Limited, Inc. Stock Fund until such assets are distributed to participants or allocated to other investment options.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         Contributions

         Employer Contributions:

         The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Internal Revenue Code subject to the annual compensation limit, which for the Plan year ended December 31, 1999, was $160,000.

         The Company may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

         Participants Voluntary Contributions:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 6% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,000 at December 31, 1999). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

         Investment Options

         The Too, Inc. Common Stock Fund - invests primarily in common stock of Too, Inc. The goal of the fund is capital growth.

         American Express Trust Money Market Fund II - a common collective trust, investing in the American Express Trust Money Market Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, certificate of deposits, and money market instruments. The goal of the fund is to provide maximum current income consistent with liquidity and conservation of capital.

         American Express Trust Income Fund II - a common collective trust, investing in the American Express Trust Income Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, investment contracts and money market instruments. The goal of the fund is to preserve principal and income while maximizing current income.

         American Express Trust Equity Index Fund II - a common collective trust, investing in the American Express Trust Equity Index Base Fund, another common collective trust, which has the same investment objective as this Fund and which has a portfolio consisting of some or all of the securities upon which such index is based and other investments, as appropriate. The goal of the fund is to achieve, as closely as possible, the rate of return of a published equity index of securities market or a rate of return of a specified segment of such market.

         Janus Overseas Fund - a mutual fund, investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The goal of the fund is long-term capital growth. This investment option was not available until October 1, 1999.

         American Century Income & Growth Fund - a mutual fund, investing primarily in common stocks selected from a universe of the 1,500 largest companies traded in the U.S. The goal of the fund is dividend growth, current income, and capital appreciation. This investment option was not available until October 1, 1999.

         AIM Balanced Fund (Class A) - a mutual fund, investing primarily in high-yielding securities, including common stocks, preferred stocks, convertible securities and bonds. The goal of the fund is high total return consistent with preservation of capital. This investment option was not available until October 1, 1999.

         AXP New Dimensions Fund (Class Y) - a mutual fund, investing primarily in common stocks of U.S. and foreign companies showing potential for significant growth. The goal of the fund is long-term growth of capital.

         AXP Selective Fund (Class Y) - a mutual fund, investing primarily in medium-to high-quality corporate bonds and other highly rated debt instruments including government securities and short-term investments. The goal of the fund is current income and preservation of capital. This investment option was not available until October 1, 1999.

         American Express Trust Long-Term Horizon (80:20) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income and income investments. The goal of the fund is to create a diversified portfolio with a moderate risk profile designed for individuals with long-term goals. This investment option was not available until October 1, 1999.

         American Express Trust Medium-Term Horizon (50:50) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalents) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with medium-term goals. This investment option was not available until October 1, 1999.

         American Express Trust Short-Term Horizon (25:75) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalent) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with short-term goals. This investment option was not available until October 1, 1999.

         Vesting

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages for Employer contributions follows:

         Years of Vested Service                                      Percentage
         -----------------------                                      ----------
         Less than 3 years                                            0%
         3 years                                                      20
         4 years                                                      40
         5 years                                                      60
         6 years                                                      80
         7 years                                                      100%

         Payment of Benefits

         The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         Amounts Allocated to Participants Withdrawn from the Plan

         The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $61,521 as of December 31, 1999.

         Forfeitures

         Forfeitures are used to reduce the Employers required contributions. Forfeitures of $159,884 were used to reduce Employer contributions for the plan year ended December 31, 1999.

         Expenses

         Participants are charged a quarterly fee based on their account balance. Administrative expenses incurred in excess of the fees charged are paid by the Company.

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)      SUMMARY OF ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         Estimates

         The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         Risks

         The Plan provides for the various investment options as described in note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Income Recognition

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Investment Valuation

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

         Net Appreciation in Fair Value of Investments

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

         Benefit Payments

         Benefits are recorded when paid.

(3)      INVESTMENTS

         The Plan's investments are held by the American Express Trust Company, as trustee of the Plan. The following table presents balances as of December 31, 1999 for the Plans current investment options. Investments that represent 5 percent or more of the Plans net assets are separately identified.


                                                                                   1999
                                                                                -----------
         Investments at fair value as determined by Quoted market price:
                  Common stock:
                      The Limited, Inc.                                         $ 3,926,191
                      Too, Inc.                                                     505,873
                                                                                -----------
                                                                                  4,432,064
                                                                                -----------

                  Mutual funds:
                      AXP New Dimensions Fund, Class Y                            4,360,074
                      AIM Balanced Fund, Class A                                    947,971
                      Other                                                         108,565
                                                                                -----------
                                                                                  5,416,610
                                                                                -----------

                                                                                  9,848,674
                                                                                -----------
              Estimated fair value:
                  Common collective trusts:
                      American Express Trust Income II                            3,463,057
                      American Express Trust Equity Index II                      4,192,164
                      Other                                                         101,045
                                                                                -----------

                                                                                  7,756,266
                                                                                -----------

                           Total investments at fair value                      $17,604,940
                                                                                ===========


         The Plan's investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the three month period ended December 31, 1999, is set forth below:

                                                                                   1999
                                                                                -----------
         Investments at fair value as determined by:
              Quoted market price:
                  Common stock                                                  $   442,585
                  Mutual funds                                                      657,641
                                                                                -----------
                                                                                  1,100,226
              Estimated fair value
                  Common collective trusts                                          549,122
                                                                                -----------
                      Net Appreciation in Fair Value                            $ 1,649,348
                                                                                ===========

                                      -9-

(4)      TAX STATUS

         The Plan is in the process of obtaining a determination letter from the Internal Revenue Service. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      PLAN ADMINISTRATION

         The Plan is administered by a Committee, the members of which are appointed by the Board of Directors of the Company.

(6)      PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

PARTIES-IN-INTEREST

         American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                      1999
                                                                  -----------
              Net Assets Available for Benefits
                  Per the Financial Statements                    $18,786,576
              Amounts Allocated to Withdrawing
                  Participants                                        (61,521)
                                                                  -----------

              Net Assets Available for Benefits
                  Per Form 5500                                   $18,725,055
                                                                  ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

              Benefits Paid to Participants Per the Financial
                  Statements                                      $   441,527
              Amounts Allocated to Withdrawing Participants:
                  At December 31, 1999                                 61,521
                                                                  -----------

              Benefits Paid to Participants Per Form 5500         $   503,048
                                                                  ===========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                      SCHEDULE I

                      TOO, INC. SAVINGS AND RETIREMENT PLAN
                            EIN #31-1333930 PLAN #001
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
                                DECEMBER 31, 1999



(a)                      (b)                                  (c)                           (d)             (e)

                                                        Description of
                                                    investment including
                 Identity of issue,                 maturity date, rate                     (1)
               borrower, lessor, or              of interest, collateral,                                 Current
                   similar party                  par or maturity value                     Cost           Value
          ----------------------------         ---------------------------                 -------     ------------
          The Limited, Inc.                    Common Stock - 90,648 shares                            $  3,926,191

 *        Too, Inc.                            Common Stock - 29,326 shares                                 505,873

 *        American Express Trust               Common Collective Trust -                                        660
          Horizon Long -Term                   25.054 Shares
          (80:20) Fund

 *        American Express Trust               Common Collective Trust -                                    100,385
          Money Market Fund II                 100,385.010

 *        American Express Trust               Common Collective Trust -                                  3,463,057
          Income Fund II                       177,483.427 Shares

 *        American Express Trust               Common Collective Trust -                                  4,192,164
          Equity Index Fund II                 105,016.752 Shares

 *        AXP New Dimensions Fund, Class Y     Mutual Fund - 121,755.757 Shares                           4,360,074

          AIM Balanced Fund,                   Mutual Fund - 28,998.796 Shares                              947,971
          Class A

 *        AXP Selective Fund,                  Mutual Fund - 340.223 Shares                                   2,882
          Class Y

          American Century Income              Mutual Fund - 849.057 Shares                                  28,910
          & Growth Fund

          Janus Overseas Fund                  Mutual Fund - 2,063.823 Shares                                76,773

* Represents a party in interest

(1) Cost information omitted - investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date: June 27, 2000
                                      TOO, INC. SAVINGS AND RETIREMENT PLAN
                                      (registrant)

                                      By  /s/  KATHLEEN C. MAURER
                                      ------------------------------------------
                                      Kathleen C. Maurer
                                      Chairperson of the Benefits Administrative
                                      Committee


                                 Exhibit Index


Exhibit No.
-----------

23             Consent of Ary, Earman and Roepcke